Exhibit 99.2

REPORT UNDER NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.                                      Name and address of the offeror.

HudBay Minerals Inc. (“Hudbay”)

25 York Street, Suite 800

Toronto, Ontario  M5J 2V5

2.                                      If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

On November 7, 2013, Hudbay reached an agreement to sell its 51% interest in the Back Forty Project in Michigan’s Upper Peninsula to its joint venture partner Aquila Resources Inc. (“Aquila”). Upon completion of the transaction, Hudbay will receive common shares of Aquila, milestone payments tied to the development of the Back Forty Project and a net smelter return royalty on a portion of the Back Forty property. Completion of the transaction is conditional upon the completion of a business combination transaction between Aquila and REBgold Corporation (“REBgold”), an equity financing by REBgold and other customary conditions.

Hudbay currently owns and controls 14,367,565 Aquila common shares, representing approximately 14.6% of the issued and outstanding shares. Upon completion of the transaction, Hudbay will be issued Aquila common shares (the “Consideration Shares”) based on a formula set out in the purchase agreement; however, in no event will the number of Consideration Shares issued to Hudbay result in Hudbay having ownership or control of more than 19.9% of the Aquila common shares that will be issued and outstanding immediately following the completion of the transaction. Upon closing of the transaction and the issuance to Hudbay of the Consideration Shares, Hudbay expects to own approximately 17.4% of the issued and outstanding Aquila common shares.

3.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

As detailed in Item 2 above.

4.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

As detailed in Item 2 above.

5.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)                                    the offeror, either alone or together with any joint actors, have ownership and control.

As detailed in Item 2 above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

Not applicable.

(iii)                            the offeror, either alone or together with any joint actors, has exclusive or shared control but do not have ownership.

Not applicable.

6.                                      The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

7.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

The Consideration Shares will be issued to Hudbay at a price per share to be determined in accordance with the terms of the purchase agreement.

8.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Hudbay may in the future increase or decrease its ownership of securities of Aquila from time to time depending upon the business and prospects of Aquila, future market conditions and Hudbay’s investment objectives.

9.                                      The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

The purchase agreement provides that the aggregate purchase price payable to Hudbay for its 51% interest in the Back Forty Project shall be: (a) the Consideration Shares; (b) the right of Hudbay to receive up to an additional aggregate amount of $9,000,000 payable in instalments on achievement of certain milestones at the Back Forty Project; and (c) a net smelter return royalty on a portion of the Back Forty property.  On achievement of the first milestone, Aquila may satisfy up to $1,500,000 of the first payment thereof by issuing common shares of Aquila valued in accordance with the terms of the purchase agreement. The purchase agreement contains representations, warranties, indemnities and closing conditions, including successful completion of a business combination transaction between Aquila and REBgold and an equity financing by REBgold, as are customary for agreements of this nature. The purchase agreement may be terminated immediately upon the termination of the arrangement agreement between Aquila and REBgold in respect of the business combination or upon the occurrence of other customary events.

Concurrent with the execution of the purchase agreement, Hudbay also entered into a voting and support agreement with Aquila and REBgold, pursuant to which, and subject to the terms thereof, Hudbay agreed to vote its common shares of Aquila in favour of: (a) the ordinary resolution of the Aquila shareholders approving the acquisition of Hudbay’s 51% interest in the Back Forty Project; and (b) the ordinary resolution of the Aquila shareholders approving the issuance of common shares to REBgold shareholders pursuant to the business combination.

10.                               The names of any joint actors in connection with the disclosure required by this report.

Not applicable.

11.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

As detailed in Item 7 above.

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting the reliance.

Not applicable.

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DATED this 7th day of November, 2013.

HUDBAY MINERALS INC.

	Per:	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, Legal and Corporate Secretary